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Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4000 tel 212 701 5800 fax

August 1, 2011

Re:	Delphi Automotive PLC Amendment No. 2 to the Registration Statement on Form S-1 Filed July 13, 2011 File No. 333-174493

Mr. J. Nolan McWilliams

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. McWilliams:

We are writing this letter to respond to the comment letter (the “Comment Letter”) of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated July 20, 2011 with respect to Amendment No. 2 (“Amendment No. 2”), filed July 13, 2011, to the Registration Statement on Form S-1 (the “Registration Statement”) (File No. 333-174493) filed by Delphi Automotive PLC (the “Company”). For your convenience, we have reproduced the Staff’s comment preceding each response. In connection herewith, the Company is filing Amendment No. 3 (“Amendment No. 3”) to the Registration Statement. All page references are to the version of Amendment No. 3 filed on the date hereof. Please let us know if you have any questions or if we can provide additional information or otherwise be of assistance in expediting the review process.

Please find enclosed four copies of Amendment No. 3 marked to show changes from Amendment No. 2. The changes reflected in Amendment No. 3 include those made in response to the comments of the Staff in the Comment Letter and other changes that are intended to update, clarify and render the information complete.

We are also supplementally providing the Staff with a copy of the proposed artwork to be used in the prospectus, pursuant to the Staff’s prior comment, and updated materials supporting certain statements cited in the prospectus that were previously addressed by comments from the Staff and have been updated in this filing.

Mr. J. Nolan McWilliams	2	August 1, 2011

Unaudited Pro Forma Condensed Consolidated Financial Information, page 36

Notes to Unaudited Pro Forma Condensed Consolidated Statements of Operations, page 43

1.	Please revise footnote (f) to disclose how the additional $12 million of compensation expense as a result of accelerated vesting was calculated or determined.

The Company has revised footnote (f) (now footnote (c)) on page 43 of the Unaudited Pro Forma Condensed Consolidated Financial Information to disclose the details of the accelerated vesting calculation. Please note that, because the Registration Statement now presents the Pro Forma Condensed Consolidated Balance Sheet as of June 30, 2011, the additional amount of compensation expense as a result of accelerated vesting is now $10 million (from $12 million as of March 31, 2011, as $2 million of compensation expense was recognized in the three months ended June 30, 2011).

Delphi Automotive LLP December 31, 2010 Financial Statements, page F-5

Notes to Consolidated Financial Statements, page F-12

17. Membership Interests, page F-57

2.	We note from your response to prior comments 8 and 9 that the fair value at issuance and net income are allocated to the various membership classes based on the distribution provisions of the LLP Agreement. Please provide us with a copy of this agreement and indicate in your response the relevant sections of the agreement that govern the distribution of income and membership interests. Also, please file this agreement as an exhibit to your registration statement or advise.

The Company is supplementally furnishing to the Staff under separate cover a copy of the Second Amended and Restated Limited Liability Partnership Agreement of Delphi Automotive LLP dated as of June 30, 2010 (the “Second Agreement”) referenced on page F-57 of Amendment No. 2. Section 3.1 of the Second Agreement sets forth the initial capitalization and classes of membership interests of Delphi Automotive LLP. Section 5.1 of the Second Agreement governed the distribution of available cash among the classes of membership interests through March 31, 2011, when the Class A and Class C membership interests were redeemed. The allocation of net income (loss) for any period was determined based on the difference between the ending and beginning of period allocation of membership interest equity pursuant to the distribution provisions of Section 5.1 of the Second Agreement.

The following is a schedule to illustrate the allocation of the fair value of the membership interests as of October 6, 2009 and the net income (loss) attributable to each of the Class A, Class B and Class C membership interests pursuant to Section 5.1 of the Second Agreement for the period ended December 31, 2009.

Allocation of Net Income (loss) per Section 5.1 of the Second Agreement

Total Membership Interest Balances
Membership Interests as of October 6, 2009	$4,932,000,000
Membership Interests as of December 31, 2009	4,914,000,000

Mr. J. Nolan McWilliams	3	August 1, 2011

Total Membership Interest Balances			Class
		Increments	A(1)	B(1)	C(1)
Tranche 1	$0 - $1,000,000,000	1,000,000,000	49.12%	38.60%	12.28%
Tranche 2	$1,000,000,000 - $2,000,000,000	1,000,000,000	57.78%	27.78%	14.44%
Tranche 3	$2,000,000,000 - $2,500,000,000	500,000,000	61.39%	27.78%	10.83%
Tranche 4	$2,500,000,000 - $2,641,757,563	141,757,563	68.61%	27.78%	3.61%
Tranche 5	$2,641,757,563 - $3,500,000,000	858,242,437	24.94%	73.75%	1.31%
Tranche 6	$3,500,000,000 - $3,641,757,563	141,757,563	19.69%	73.75%	6.56%
Tranche 7	$3,641,757,563 - $4,000,000,000	358,242,437	26.25%	65.00%	8.75%
Tranche 8	$4,000,000,000 - $5,500,000,000	1,500,000,000	17.50%	65.00%	17.50%
Tranche 9	$5,500,000,000 - $6,000,000,000	500,000,000	26.25%	65.00%	8.75%
Tranche 10	$6,000,000,000 - $7,000,000,000	1,000,000,000	31.50%	65.00%	3.50%
Tranche 11	$7,000,000,000+		35.00%	65.00%	0.00%

(1)	These amounts exclude the impact of the ratable reductions for the Class E-1 membership interests which were issued in June 2010. As of June 30, 2010 these amounts are ratably reduced by the distribution percentage to the Class E-1 membership interests of 0.3333336%.

Membership Interests as of October 6, 2009	$4,932,000,000

Membership Interests	Total	Tranche 1	Tranche 2	Tranche 3	Tranche 4	Tranche 5	Tranche 6	Tranche 7	Tranche 8
Class A	1,972,306,232	491,200,000	577,800,000	306,950,000	97,259,864	214,045,664	27,912,064	94,038,640	163,100,000
Class B	2,418,237,835	386,000,000	277,800,000	138,900,000	39,380,251	632,953,797	104,546,203	232,857,584	605,800,000
Class C	541,455,933	122,800,000	144,400,000	54,150,000	5,117,448	11,242,976	9,299,296	31,346,213	163,100,000

Total	4,932,000,000	1,000,000,000	1,000,000,000	500,000,000	141,757,563	858,242,437	141,757,563	358,242,437	932,000,000

Membership Interests as of December 31, 2009	$4,914,000,000

Membership Interests	Total	Tranche 1	Tranche 2	Tranche 3	Tranche 4	Tranche 5	Tranche 6	Tranche 7	Tranche 8
Class A	1,969,156,232	491,200,000	577,800,000	306,950,000	97,259,864	214,045,664	27,912,064	94,038,640	159,950,000
Class B	2,406,537,835	386,000,000	277,800,000	138,900,000	39,380,251	632,953,797	104,546,203	232,857,584	594,100,000
Class C	538,305,933	122,800,000	144,400,000	54,150,000	5,117,448	11,242,976	9,299,296	31,346,213	159,950,000

Total	4,914,000,000	1,000,000,000	1,000,000,000	500,000,000	141,757,563	858,242,437	141,757,563	358,242,437	914,000,000

Net Income (Loss) for the period ended December 31, 2009(2)

Membership Interests	Total	Tranche 1	Tranche 2	Tranche 3	Tranche 4	Tranche 5	Tranche 6	Tranche 7	Tranche 8
Class A	(3,150,000)	–	–	–	–	–	–	–	(3,150,000)
Class B	(11,700,000)	–	–	–	–	–	–	–	(11,700,000)
Class C	(3,150,000)	–	–	–	–	–	–	–	(3,150,000)
Total	(18,000,000)	–	–	–	–	–	–	–	(18,000,000)

(2)	Current period net income (loss) is allocated between the respective classes based on the cumulative distribution provisions of the Second Agreement. Total membership interest equity as of October 6, 2009 was allocated to the respective classes of membership interests across all tranches of the cumulative distribution schedule as set forth in the Second Agreement. For the period ended December 31, 2009, and in subsequent periods, total membership interest equity at the end of the period is allocated to the respective classes of membership interests across all tranches of the cumulative distribution schedule as set forth in the Second Agreement. The allocation of the net income (loss) for the period is the difference between the ending and beginning of period allocation of membership interest equity.

The LLP Agreement that was in effect from October 6, 2009 through June 30, 2010 contained identical provisions as the Second Agreement, with the exception of references to Class E-1 membership interests, which were introduced in conjunction with the granting of the Class E-1 membership interest awards in June 2010 as set forth in the Second Agreement.

The Company advises the Staff that the Second Agreement has been superseded by two subsequent amendments, most recently the Fourth Amended and Restated Limited Liability Partnership Agreement of Delphi Automotive LLP dated as of July 12, 2011 (the “Fourth Agreement”). Because the Second Agreement is no longer in effect, the

Mr. J. Nolan McWilliams	4	August 1, 2011

Company is not filing it. However, the Company has filed the Fourth Agreement with this filing.

General

3.	Please update the financial statements when required in accordance with Rule 3-12 of Regulation S-X.

The Company has updated the financial statements in Amendment No. 3 in accordance with Rule 3-12 of Regulation S-X.

4.	An updated accountant’s consent should be included in any future amendments to your Form S-1 registration statement.

The Company acknowledges the Staff’s comment and has included an updated accountant’s consent as Exhibit 23.1 to Amendment No. 3. The Company will also include an updated accountant’s consent as an exhibit to any future amendments, to the extent required.

*        *        *

Mr. J. Nolan McWilliams	5	August 1, 2011

We are grateful for your assistance in this matter. Please do not hesitate to call me at (212) 450-4111 with any questions you may have with respect to the foregoing.

Very truly yours,

/s/ Michael Kaplan

Michael Kaplan

cc:	Max A. Webb (Securities and Exchange Commission, Division of Corporation Finance)

Heather Clark (Securities and Exchange Commission, Division of Corporation Finance)

Linda Cvrkel (Securities and Exchange Commission, Division of Corporation Finance)

cc w/o encl.:	Kevin P. Clark, Vice President and Chief Financial Officer
David M. Sherbin, Vice President, General Counsel, Secretary and Chief Compliance Officer
c/o Delphi Automotive LLP
Via facsimile (248) 813-2103

Richard B. Aftanas
Skadden, Arps, Slate, Meagher & Flom LLP
Via facsimile (917) 777-4112